United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Notice of Meeting — Extraordinary Shareholders’ Meeting (English translation)

2	Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting, dated June 27, 2017 (English translation)

3	Absentee Ballot (English translation), Exhibit I to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting
r
4	Proposal for the Transaction (English translation), Exhibit II to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

5

Filing and Justification of Merger of Valepar S.A. into Vale S.A., with its respective exhibits (including the Appraisal Report of the Financial Economic Value of Valepar and Vale, and the Accounting Appraisal Report of Valepar’s Shareholders’ Equity) (English translation), Exhibit III to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

6	Financial Statements of Vale S.A. of December 31, 2016 (English translation), Exhibit IV to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

7	Financial Statements of Valepar S.A. of December 31, 2016 (English translation), Exhibit IV to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

8

Information required by Article 20-A of CVM Instruction 481/2009 and List of Administrative and Judicial Proceedings involving Valepar (English translation), Exhibit V to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

9	Vale S.A. Bylaws (English translation), Exhibit VI to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

10

Report on the Proposed Amendment, containing the Origin and Justification of the Amendments and Analysis of their Legal and Economic Effects, pursuant to Article 11 of CVM Instruction 481/2009 (English translation), Exhibit VII to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

11

Minutes of the Meetings of Vale S.A.’s Executive Board and Board of Directors dated as of May 11, 2017 (English translation), Exhibit VIII to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

12	Opinion of the Fiscal Council of Vale S.A., dated May 11, 2017 (English translation), Exhibit IX to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

13

Information about the Appraiser pursuant to Article 21 of CVM Instruction 481/2009, including a Copy of the Work Proposals (English translation), Exhibit X to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

14	Information Required by Article 8 of CVM Instruction 481/2009 (English translation), Exhibit XI to Manual for Participation in the Vale S.A. Extraordinary Shareholders’ Meeting

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 15, 2017		Director of Investor Relations